UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

The KEYW Holding Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

49372310

(CUSIP Number)

12/31/2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c) [1]
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 49372310

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Corporate Office Properties Trust, a Maryland real estate investment trust (“COPT”) – TIN: 23-2947217

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.

Sole Voting Power
3,118,184 shares of Common Stock, consisting of 3,068,184 shares and warrants exercisable for 50,000 shares.  (COPT is the sole general partner of COPLP, which is the legal owner of the shares. As such, COPT, as directed by its Board of Trustees, which includes Mr. Griffin, has the power to direct the voting of the shares.)

	6.	Shared Voting Power 0

7.

Sole Dispositive Power
3,118,184 shares of Common Stock, consisting of 3,068,184 shares and warrants exercisable for 50,000 shares.  (COPT is the sole general partner of COPLP, which is the legal owner of the shares.  As such, COPT, as directed by its Board of Trustees, which includes Mr. Griffin, has the power to direct the disposition of the shares.)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,118,184

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.2%

12.	Type of Reporting Person (See Instructions) CO (real estate investment trust)

CUSIP No. 49372310

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Corporate Office Properties, L.P., a Delaware limited partnership (“COPLP”)– TIN: 23-2930022

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.

Sole Voting Power
3,118,184 shares of Common Stock, consisting of 3,068,184 shares and warrants exercisable for 50,000 shares.  (COPT is the sole general partner of COPLP, which is the legal owner of the shares. As such, COPT, as directed by its Board of Trustees, which includes Mr. Griffin, has the power to direct the voting of the shares.)

	6.	Shared Voting Power 0

7.

Sole Dispositive Power
3,118,184 shares of Common Stock, consisting of 3,068,184 shares and warrants exercisable for 50,000 shares.  (COPT is the sole general partner of COPLP, which is the legal owner of the shares. As such, COPT, as directed by its Board of Trustees, which includes Mr. Griffin, has the power to direct the disposition of the shares.)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,118,184

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 49372310

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Randall M. Griffin (“Griffin”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 25,000 shares of Common Stock

6.

Shared Voting Power
3,118,184 shares of Common Stock, consisting of 3,068,184 shares and warrants exercisable for 50,000 shares. (COPT is the sole general partner of COPLP, which is the legal owner of the shares. As such, COPT, as directed by its Board of Trustees, which includes Mr. Griffin, has the power to direct the voting of the shares.)

	7.	Sole Dispositive Power 25,000 shares of Common Stock

8.

Shared Voting Power
3,118,184 shares of Common Stock, consisting of 3,068,184 shares and warrants exercisable for 50,000 shares.  (COPT is the sole general partner of COPLP, which is the legal owner of the shares. As such, COPT, as directed by its Board of Trustees, which includes Mr. Griffin, has the power to direct the disposition of the shares.)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,143,184

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 49372310

Item 1.
	(a)	Name of Issuer The KEYW Holding Corporation
	(b)	Address of Issuer’s Principal Executive Offices 1334 Ashton Road, Suite A Hanover, MD 21076

Item 2.
(a)

Name of Person Filing
•      Corporate Office Properties Trust, a Maryland real estate investment trust

•      Corporate Office Properties, L.P., a Delaware limited partnership

•      Randall M. Griffin, an individual resident of Maryland

	(b)	Address of Principal Business Office or, if none, Residence c/o Corporate Office Properties Trust 6711 Columbia Gateway Drive Suite 300 Columbia, MD 21046
	(c)	Citizenship • Corporate Office Properties Trust — Maryland • Corporate Office Properties, L.P. — Delaware • Randall M. Griffin — Maryland
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 49372310

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.0 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 49372310

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. Incorporated by reference to rows 5-11 of cover sheets hereto.

(a)

Amount beneficially owned:

3,143,184 shares of Common Stock, consisting of: 3,068,184 shares and warrants exercisable for 50,000 shares of which COPLP is the legal owner, and 25,000 shares of which Mr. Griffin is the legal owner.

(b)

Percent of class:

12.3

All percentages calculated in this Schedule 13G are based upon a total of 25,475,694 shares outstanding, which consists of 25,239,140 shares outstanding as of October 31, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2010, plus 87,500 shares issued on November 29, 2010, as reported in the Issuer’s Current Report on Form 8-K filed on December 2, 2010, plus 149,054 shares issued on December 10, 2010, as reported in the Issuer’s Current Report on Form 8-K filed on December 16, 2010.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 25,000
(ii) Shared power to vote or to direct the vote 3,118,184
(iii) Sole power to dispose or to direct the disposition of 25,000
(iv) Shared power to dispose or to direct the disposition of 3,118,184

NOTE:  COPT is the sole general partner of COPLP, which is the legal owner of the shares. As such, COPT, as directed by its Board of Trustees, which includes Mr. Griffin, has the power to direct the voting and disposition of the shares of which COPLP is the legal owner.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

CUSIP No. 49372310

Item 10.	Certification
Not Applicable.

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2011

CORPORATE OFFICE PROPERTIES TRUST

By:	/s/ Randall M. Griffin
Name: Randall M. Griffin
Title: Chief Executive Officer

CORPORATE OFFICE PROPERTIES, L.P.

By:	Corporate Office Properties Trust, its general partner

By:	/s/ Randall M. Griffin
Name: Randall M. Griffin
Title: Chief Executive Officer

/s/ Randall M. Griffin
RANDALL M. GRIFFIN

CUSIP No. 49372310

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	10

CUSIP No. 49372310

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2011 containing the information required by Schedule 13G, for the securities of The KEYW Holding Corporation held by Corporate Office Properties Trust, Corporate Office Properties, L.P. and Randall M. Griffin.

Date:  February 14, 2011

CORPORATE OFFICE PROPERTIES TRUST

By:	/s/ Randall M. Griffin
Name: Randall M. Griffin
Title: Chief Executive Officer

CORPORATE OFFICE PROPERTIES, L.P.

By:	Corporate Office Properties Trust, its general partner

By:	/s/ Randall M. Griffin
Name: Randall M. Griffin
Title: Chief Executive Officer

/s/ Randall M. Griffin
RANDALL M. GRIFFIN